EXHIBIT 99.2

Statement of Net Assets
(expressed in U.S. dollars)

Net assets		As at October 31,
		2004	2003 (note 2)

Gold bullion, at market (note 3		$222,814,301	114,733,517
Silver bullion, at market (note 3)		187,403,793	76,236,168
Marketable securities, at market
(average cost – $89,430; 2003: $89,430)		68,221	70,998
Interest-bearing cash deposits		9,482,536	4,315,467
Prepaid bullion insurance		62,500	50,000
Interest receivable and other		18,851	12,545

		419,850,202	195,418,695

Accrued liabilities
Dividends payable (note 4)		(707,660)	(307,883)
		(792,963)	(447,463)

Net assets representing shareholders’ equity		$418,349,579	194,663,349

Represented by:

Capital stock (note 4		$371,730,852	191,167,812
Contributed surplus (note 5)		23,678,513	26,776,874
Retained earnings (deficit) inclusive of unrealized appreciation
(depreciation) of investments		22,940,214	(23,281,337)

		418,349,579	194,663,349

Net asset value per share (note1(c)(ii)):
Class A shares		$5.27	4.35
Common shares		$2.27	1.35

Net asset value per share expressed in Canadian dollars:
Class A shares		$6.44	5.74
Common shares		$2.78	1.78

Exchange rate at year end:	U.S. $1.00 = Cdn.	$1.2207	1.3197

See accompanying notes to financial statements.

On behalf of the Board:

“Douglas E. Heagle” Director	“Philip M. Spicer” Director

Statement of Income
(expressed in U.S. dollars)

	Years ended October 31,
	2004	2003 (note 2)	2002 (note 2)

Income:

Interest	$96,264	49,116	43,544
Dividends	498	258	401
Unrealized appreciation of investments	46,221,551	26,334,605	4,702,119
Realized loss on sale of marketable securities	--	--	(906,786)

	46,318,313	26,383,979	3,839,278

Expenses:
Administration fees (note 6)	1,108,851	663,409	447,589
Safekeeping, insurance and bank charges	214,901	157,391	99,164
Shareholders’ information	159,036	115,512	77,400
Directors’ fees and expenses	60,576	57,641	50,449
Professional fees	56,745	70,471	36,097
Registrar and transfer agents’ fees	43,749	41,521	29,872
Miscellaneous	1,698	1,373	2,125
Foreign exchange loss	15,920	17,514	6,776

	1,661,476	1,124,832	749,472

Income before income taxes	44,656,837	25,259,147	3,089,806
Income taxes (note 7)	(740,684)	(395,234)	(283,487)

Net income	$43,916,153	24,863,913	2,806,319

Net income per share (note 1(c)(i)):
Class A shares	$.64	.59	.11
Common shares	$.63	.58	.10

Statement of Changes in Net Assets
(expressed in U.S. dollars)

	Years ended October 31,
	2004	2003 (note 2)	2002 (note 2)

Net assets at beginning of year	$194,663,349	132,447,600	66,351,795

Add (Deduct):
Net income	43,916,153	24,863,913	2,806,319
Net issuance of Class A shares (note 4)	180,563,040	37,799,299	63,647,461
Dividends on Class A shares	(792,963)	(447,463)	(357,975)

Increase in net assets during the year	223,686,230	62,215,749	66,095,805

Net assets at end of year	$418,349,579	194,663,349	132,447,600

See accompanying notes to financial statements.

Statement of Shareholders’ Equity
(expressed in U.S. dollars)

	Years ended October 31,
	2004	2003 (note 2)	2002 (note 2)

Capital stock (note 4):
79,296,320 (2003: 44,746,320;
2002: 35,797,520)
Class A shares issued	$371,711,394	191,148,354	153,349,055
40,000 Common shares issued	19,458	19,458	19,458

	371,730,852	191,167,812	153,368,513

Contributed surplus:
Balance at beginning of year	26,776,874	28,695,029	30,948,804
Transfer to retained earnings (note 5)	(3,098,361)	(1,918,155)	(2,253,775)

Balance at end of year	23,678,513	26,776,874	28,695,029

Retained earnings (deficit):
Balance at beginning of year	(23,281,337)	(49,615,942)	(54,318,061)
Net income	43,916,153	24,863,913	2,806,319
Dividends on Class A shares	(792,963)	(447,463)	(357,975)

	19,841,853	(25,199,492)	(51,869,717)
Transfer from contributed surplus (note 5)	3,098,361	1,918,155	2,253,775

Balance at end of year	22,940,214	(23,281,337)	(49,615,942)

Shareholders’ equity	$418,349,579	194,663,349	132,447,600

See accompanying notes to financial statements.

Notes to Financial Statements
October 31, 2004, 2003 and 2002
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

Central Fund of Canada Limited (“Central Fund” or the “Company”) was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. The Company operates as a specialized investment holding company investing most of its assets in gold and silver bullion.

The Company’s accounting policies, which conform with Canadian and U.S. generally accepted accounting principles, are summarized below.

(a)	Foreign exchange translation:

Canadian dollar cash deposits are translated at the rates of exchange prevailing at year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as a foreign exchange loss (gain).

Purchases and sales of investments traded in foreign currencies and the related income are translated at the rates of exchange prevailing when the transactions occur. Market values of investments quoted in foreign currencies are translated at the rates of exchange prevailing at year end.

(b)	Investments:

Bullion and marketable securities are valued at market value. Gold bullion is valued at the afternoon London fixing and silver bullion is valued at the daily London fixing. Marketable securities are valued at prices as reported at the close of trading on recognized stock exchanges or over-the-counter markets.

Unrealized appreciation/depreciation of investments represents the difference between the market value and average cost of investments.

Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation or depreciation are calculated on the average cost basis.

Dividend income is recorded on the ex-dividend date.

(c)	Per share amounts:

(i)	Net income per share:

The calculation of net income per share is based on the weighted average number of Class A and Common shares outstanding during the year. The net income per Common share is reduced by U.S. $.01 as the Class A shares are entitled to receive a U.S. $.01 preferential non-cumulative annual dividend. The remaining income for the year is attributed equally to each Class A share and Common share, without preference or distinction.

(ii)	Net asset value per share:

The calculation of net asset value per share is based on the number of Class A and Common shares outstanding at the end of the year and gives effect to the Class A shares’entitlement to U.S. $3.00 per share on liquidation, before any remaining net assets are attributed equally to each Class A share and Common share then outstanding.

2.	Change in accounting policy

For the year ended October 31, 2004, with retroactive application to prior years, the Company early adopted Accounting Guideline 18, Investment Companies (“AcG – 18”), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their fair value with changes in fair value recognized in income in the period in which the change occurred. While the Company’s accounting policy, prior to adoption of AcG – 18, had been to measure its investments at fair value, the Company did not recognize the unrealized gains and losses in income, but instead recognized them only as a separate component of shareholder’s equity until realized, at which time they were recognized in income.

	Years ended October 31,
	2004	2003	2002
Net loss prior to change in accounting policy	(2,305,398)	(1,470,692)	(1,895,800)
Adjustment for change in accounting policy	46,221,551	26,334,605	4,702,119

Net income as reported	43,916,153	24,863,913	2,806,319

Net income per share:
Class A shares	.64	0.59	0.11
Common shares	.63	0.58	0.10

The adoption of AcG – 18 had no effect on the Company’s financial position as at October 31, 2004, October 31, 2003 or October 31, 2002.

3.	Gold and silver bullion:

Holdings at October 31:		2004	2003	2002
Gold bullion:
Fine ounces	-- 100 and 400 oz. bars	518,309	291,894	235,539
	-- bank certificates	5,282	5,151	3,389

		523,591	297,045	238,928

Cost	--	$206,043,206	111,164,364	89,697,793

Market value	--	$222,814,301	114,733,517	75,716,165

Market	-- per fine ounce	$425.55	386.25	316.90

Silver bullion:
Ounces	-- 1000 oz. bars	25,928,142	14,600,809	11,780,865
	-- bank certificates	245,572	245,572	165,516

		26,173,714	14,846,381	11,946,381

Cost	--	$181,213,467	103,068,226	89,046,426

Market value	--	$187,403,793	76,236,168	53,460,056

Market	-- per ounce	$7.160	5.135	4.475

4.	Capital stock:

The authorized share capital consists of 100,000,000 Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date (as calculated in accordance with note 1(c)(ii)). Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws or regulations.

The holders of the Class A shares are entitled to receive a preferential non-cumulative annual dividend of U.S. $.01 per share. Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction. The Company has adopted a policy that any dividends declared shall be to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

On April 3, 2002, the Company, through a private placement, issued 4,153,846 Class A shares for gross proceeds of $15,660,000. Costs relating to this issue were $60,000 and net proceeds were $15,600,000. The Company used the net proceeds from this private placement to purchase 26,492 fine ounces of gold at a cost of $8,093,304 and 1,340,000 ounces of silver at a cost of $6,405,200, both in physical bar form. The balance of $1,101,496 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On May 2, 2002, the Company, through a private placement, issued 646,154 Class A shares for gross proceeds of $2,424,614. Costs relating to this issue were $15,000 and net proceeds were $2,409,614. The Company used the net proceeds from this private placement to purchase 3,936 fine ounces of gold at a cost of $1,227,892 and 190,871 ounces of silver at a cost of $894,364, both in physical bar form. The balance of $287,358 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On June 6, 2002, the Company, through a public offering, issued 11,584,660 Class A shares for gross proceeds of $46,112,740. Costs relating to this public offering were $474,893 and net proceeds were $45,637,847. The Company used the net proceeds from this public offering to purchase 76,273 fine ounces of gold at a cost of $24,625,947 and 3,799,742 ounces of silver at a cost of $18,998,711. Of these quantities, all but 887 fine ounces of gold were purchased in physical bar form. This remainder was purchased in certificate form. The balance of $2,013,189 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for proceeds, net of underwriting fees of $611,800, of $14,683,200. Costs relating to this private placement were approximately $125,000 and net proceeds were $14,558,200. The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000, both in physical bar form. The balance of $959,549 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On February 14, 2003, the Company, through a private placement, issued 5,448,800 Class A shares for proceeds, net of underwriting fees of $1,039,767, of $23,425,345. Costs relating to this private placement were $184,246 and net proceeds were $23,241,099. The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold, 33,838 ounces in physical bar form and 1,762 ounces in certificate form, at a cost of $13,355,920, and 1,780,000 ounces of silver, 1,699,944 ounces in physical bar form and 80,056 ounces in certificate form, at a cost of $8,533,800. The balance of $1,351,379 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On December 19, 2003, the Company, through a public offering, issued 15,050,000 Class A shares for proceeds of $71,951,040 net of underwriting fees of $2,997,960. Costs relating to this public offering were $500,000 and net proceeds were $71,451,040. The Company used the net proceeds from this public offering to purchase 98,386 fine ounces of gold at a cost of $40,328,690 and 4,919,333 ounces of silver at a cost of $28,015,600 in physical bar form. The balance of $3,106,750 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On April 8, 2004, the Company, through a public offering, issued 19,500,000 Class A shares for proceeds of $109,512,000 net of underwriting fees of $4,563,000. Costs relating to this public offering were $400,000 and net proceeds were $109,112,000. The Company used the net proceeds from this public offering to purchase 128,160 fine ounces of gold at a cost of $54,550,152 and 6,408,000 ounces of silver at a cost of $50,129,641, in physical bar form. The balance of $4,432,207 was retained by the Company in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of the Company as at and for the years ended October 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Stated capital - 79,296,320 Class A shares
(2003:44,746,320; 2002: 35,797,520)
Class A shares	$380,591,674	199,128,634	161,020,089
Share issue costs	(8,880,280)	(7,980,280)	(7,671,034)

Recorded capital	-- Class A shares	371,711,394	191,148,354	153,349,055
	-- 40,000 Common shares	19,458	19,458	19,458

Capital stock	371,730,852	191,167,812	153,368,513

Weighted average Class A and Common
shares outstanding	68,891,238	42,315,843	26,582,845

5.	Contributed surplus and retained earnings:

In 1985, the shareholders authorized a reduction in stated capital which resulted in the creation of a contributed surplus account to facilitate payment of ongoing annual dividends and the board has authorized a transfer each year from contributed surplus of an amount equal to net losses before unrealized appreciation

(depreciation) investments and on the payment of the Class A shares’ stated dividend per share. Accordingly, $3,098,361, $1,918,155 and $2,253,775 were transferred from contributed surplus to retained earnings on October 31, 2004, 2003 and 2002, respectively.

This change did not affect the net asset value of the Company.

6.	Administration fees:

The Company is party to an agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd. furnishes administrative and consulting services to the Company. For such services, the Company pays an administrative fee, payable monthly, at an annual rate of 1/2 of one percent based on the Company’s net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000.

7.	Income taxes:

The Company qualifies and intends to continue to qualify as a mutual fund corporation under the Income Tax Act (Canada). As a result thereof and after deduction of issue costs in computing taxable income, the Company does not anticipate that it will be subject to any material non-refundable income tax liability other than large corporations tax.

The Company is subject to Canadian Federal large corporations tax based on its taxable capital employed in Canada at the end of its fiscal year. At October 31, 2004, the Company had an accumulated large corporations tax balance of $2,005,000 which is available to be applied against future years’ corporation surtax, if any. This balance expires between 2004 and 2011.

The Company has net capital losses of $1,507,000 available to offset future net capital gains realized and non-capital losses available to offset future income for tax purposes, for both of which no benefit has been recognized in these financial statements. The non-capital loss amounts by year of expiry are as follows:

2005	$ 595,000
2006	611,000
2007	349,000
2008	475,000
2009	255,000
2010	2,231,000
2011	2,651,000

$7,167,000

8.	Subsequent Event:

On November 3, 2004, the Company, through a public offering issued 15,000,000 Class A shares for total proceeds of $81,504,000, net of underwriting fees of $3,396,000. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $81,004,000. The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, in physical bar form. The balance of approximately $4,837,600 was retained by the Company in interest-bearing cash deposits for working capital.

Auditors’ Report to the Shareholders

We have audited the statements of net assets of Central Fund of Canada Limited as at October 31, 2004 and 2003 and the statements of income, changes in net assets and shareholders’ equity for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and the changes in its net assets for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to the financial statements, the Company changed its accounting policy on the measurement and reporting of its investments.

Toronto, Canada November 22, 2004	“ERNST & YOUNG LLP” Chartered Accountants